Exhibit 12.3

UNITED STATES STEEL CORPORATION

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Unaudited)

	Six Months Ended June 30,			Year Ended Dec. 31,
(Dollars in Millions)	2004	2003		2003
Combined fixed charges and preferred stock dividends as reported	$134	$118		$243
Pro forma adjustment for debt refinancing	(9)	(11)		(25)

Pro forma combined fixed charges and preferred stock dividends (A)	$125	$107		$218

Earnings-pretax income (loss) with applicable adjustments as reported	$519	$42		$(604)
Pro forma adjustment for debt refinancing	9	11		25

Pro forma earnings-pretax income (loss) with applicable adjustments (B)	$528	$53		$(579)

Ratio of (B) to (A)	4.22	(a	)	(b )

(a)	Pro forma earnings did not cover pro forma fixed charges and preferred stock dividends by $54 million.
(b)	Pro forma earnings did not cover pro forma fixed charges and preferred stock dividends by $797 million.